Exhibit 99.4

CNOVA N.V.

EXPLANATORY NOTES TO THE AGENDA

Explanatory notes to the agenda for the annual general meeting of shareholders of Cnova N.V. (the “Company”) to be held on Wednesday, May 20, 2015, at 2.00 p.m. CET, at Steigenberger Airport Hotel, Stationsplein ZW 951, 1117 CE Schiphol-Oost, the Netherlands (the “AGM”).

Agenda item 2:                                                           Annual report for the financial year 2014 (discussion item)

Dutch law requires the board of directors of the Company (the “Board”) to annually prepare an annual report, which must give a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 5. below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The requirements that such annual report should meet are dictated by Dutch law and the Dutch Corporate Governance Code. However, the draft Form 20-F prepared by the Board for the financial year 2014 (“Form 20-F”), has served as the basis for the annual report for the financial year 2014 (the “Annual Report”).

The Annual Report has been prepared in the English language. In its meeting held on October 30, 2014 (the “2014 EGM”), the general meeting of shareholders of the Company (the “General Meeting”) approved such use of the English language, in accordance with section 2:391(1) of the Dutch Civil Code. Dutch law requires the Annual Report to be discussed at the AGM.

Agenda item 3:                                                           Disclosure of remuneration in the annual report for the financial year 2014 (discussion item)

Dutch law requires that the discussion of the statements made in the explanatory notes to the Annual Accounts (as defined under the explanatory notes to agenda item 5. below) pursuant to sections 2:383c through 2:383e of the Dutch Civil Code, regarding the remuneration of the Directors and employees of the Company, be included as a separate item on the agenda for the AGM and that such matters be dealt with before the proposal to adopt the Annual Accounts. For purposes of such discussion, reference is made to the relevant paragraphs of the explanatory notes to the Annual Accounts.

Agenda item 4:                                                           Allocation of losses and dividend policy (discussion item)

The Dutch Corporate Governance Code recommends that the Company’s dividend policy (the level and purpose of the addition to the reserves, the amount of the dividend and the type of dividend) is discussed at the AGM.

For the financial year 2014, the Company did not realize any profits. In its meeting held on March 26, 2015, the Board has resolved to charge the losses shown in the Annual Accounts (as defined under the explanatory notes to agenda item 5. below) against the Company’s profit reserves.

Agenda item 5:                                                           Adoption of the annual accounts for the financial year 2014 (voting item)

Dutch law requires the Board to annually prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2014 (the “Annual Accounts”), which Annual Accounts were signed by all members of the Board. Dutch law provides that the General Meeting is the corporate body authorized to formally adopt the Annual Accounts. Consequently, it is now proposed to the General Meeting to adopt the Annual Accounts.

Due to the international nature of the Company’s business, the balance sheet items in the Annual Accounts have been prepared in the English language. In the 2014 EGM, the General Meeting approved such use of the English language, in accordance with section 2:362(7) of the Dutch Civil Code.

Agenda item 6:                                                           Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2014 (voting item)

In accordance with Dutch law, if the General Meeting adopts the Annual Accounts, such adoption does not automatically release the members of the Board from liability with respect to the performance of their duties during the financial year 2014. Instead, such proposal should be made separate from the proposal to adopt the Annual Accounts. Consequently, it is now proposed to the General Meeting to release the members of the Board from liability with respect to the performance of their duties during the financial year 2014.

In principle, this proposed release from liability only extends to matters that are disclosed in the Annual Accounts or have otherwise been disclosed to the General Meeting (whether or not in Form 20-F).

Agenda item 7:                                                           Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2015 (voting item)

Under Dutch law, the General Meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company’s annual accounts. In the

2014 EGM, the General Meeting appointed Ernst & Young Audit as the external independent auditor for the audit of the Annual Accounts.

It is now proposed to appoint Ernst & Young Audit as the external independent auditor for the audit of the Company’s annual accounts for the financial year 2015.

Agenda item 8:                                                           Reappointment of Didier Lévêque as Non-Executive Director (voting item)

In the 2014 EGM, the General Meeting appointed Mr. Didier Lévêque as Non-Executive Director of the Company for a period ending at the first annual general meeting of shareholders of the Company following completion of the Company’s initial public offering (the “IPO”), being the AGM. It is now proposed that Mr. Lévêque will be reappointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2018.

Didier Lévêque has served as one of the Company’s directors since October 31, 2014. He currently serves as Corporate Secretary of Euris (since 2008), the ultimate parent company of Casino Group, and also serves as Chairman of the board of directors and CEO of Finatis S.A. (since 2010 and 2008, respectively), a parent company of both Casino Group and Rallye. Mr. Lévêque is also the Chairman and CEO of Carpinienne de Participations S.A., Euris North America Corporation, Euristates Inc., Euris Real Estate Corporation and Parande Brooklyn Corp., the Chairman of Par-Bel 2 S.A.S. and Matignon Diderot S.A.S., and is a director of Euris (UK) Limited, Foncière Euris S.A., Casino and Rallye, and the co-Legal Manager of Silberhorn S.à r.l. Mr. Lévêque is a graduate of Hautes Études Commerciales (HEC).

Agenda item 9:                                                           Appointment of Silvio José Genesini Jr. as Non-Executive Director (voting item)

By written resolution dated December 8, 2014, the Board appointed Mr. Silvio José Genesini Jr. as the temporary replacement of one of the Company’s Non-Executive Directors, who resigned with effect from that same day, under Article 13.10 of the articles of association of the Company (the “Articles of Association”).

It is now proposed that Mr. Genesini Jr. will be formally appointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2018.

Silvio J. Genesini was appointed to serve as a replacement director for Yves Desjacques effective December 8, 2014 and acts as one of the Company’s independent directors. He currently serves as a member of the board of directors of Algar, a Brazilian conglomerate with telecom, IT and agribusiness operations, and as president of LIDE Tecnologia. Mr. Genesini previously served as Chief Executive Officer of Grupo Estado from 2009 to 2012, a Brazilian media group, as the managing director of Brazilian operations for Oracle Corporation from 2004 to 2009, and as a partner at Accenture and Andersen Consulting. Mr. Genesini holds a degree in industrial engineering from Universidade de São Paulo.

Agenda item 10:                                                    Appointment of Antoine Giscard d’Estaing as Non-Executive Director (voting item)

In its meeting held on March 26, 2014, the Board resolved, at the recommendation of the Nomination and Remuneration Committee, to increase the number of Non-Executive Directors on the Board from eight (8) to nine (9), with a view to and subject to the proposed appointment of Mr. Giscard d’Estaing as Non-Executive Director at the AGM.

It is now proposed that Mr Giscard d’Estaing will be appointed as Non-Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2018.

Antoine Giscard d’Estaing is a graduate of the HEC School of Management and the École Nationale d’Administration. After serving four years in the auditing department of the French Treasury, he joined Suez-Lyonnaise des Eaux in 1990 and eventually became that company’s Chief Financial Officer. He then joined Schneider Electric in 2000 as Executive Vice-President of Finance, Auditing and Legal Affairs, before moving to Danone in 2005 as Executive Vice-President of Finance, Strategy and Information Systems. He was appointed Danone’s Corporate Secretary in 2007. Since 2008, he has been a partner with Bain & Company Paris. He joined Casino group in April 2009 as Chief Financial Officer and member of the Executive Committee.

Agenda item 11:                                                    Reappointment of Germán Pasquale Quiroga Vilardo as Executive Director (voting item)

Mr. Germán Pasquale Quiroga Vilardo was appointed as Executive Director upon incorporation of the Company on May 30, 2014. In its meeting held on July 18, 2014, the Board confirmed his election as Board Co-CEO, in accordance with the relevant provisions of the Articles of Association and the Board’s internal rules. By written resolution dated July 24, 2014, the General Meeting determined that the term of appointment of Mr. Quiroga Vilardo as Executive Director was to end at the first annual general meeting of shareholders of the Company following completion of the IPO, being the AGM.

It is now proposed that Mr. Quiroga Vilardo will be reappointed as Executive Director for a period ending at the end of the annual general meeting of shareholders to be held in 2016.

Germán Quiroga has served as the Company’s executive director since May 30, 2014, and was appointed Co-CEO in June 2014. Mr. Quiroga is the founder of each of Nova Pontocom and E-Hub Consultoria, Participações e Comércio S.A., and has served as Chief Executive Officer of those companies since 2010 and 2008, respectively. Mr. Quiroga also founded PontoFrio.com, and served as its Chief Executive Officer from 2008 to 2010. In addition, Mr. Quiroga currently serves as Vice Chairman of the board of directors of TOTVS S.A., and is a member of the board of directors of each of Câmara Brasileira de Comércio Eletrônico (Brazilian Chamber of Electronic Commerce), Associação Brasileira das Relações Empresa Cliente (Brazilian Association for Business-Client Relations) and Federação do Comércio de Bens, Serviços e Turismo (Brazilian Federation for the trade of Goods, Services and Tourism). Mr. Quiroga was one of the founding members of americanas.com (today part of B2W). Mr. Quiroga holds an MBA in Digital Systems from the Universidade Federal de São Paulo and a BS in Electronic Engineering from the Instituto Militar de Engenharia.

Agenda item 12:                                                    Authorization of the Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the Articles of Association and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company’s issued share capital. Any acquisition of shares in the Company’s own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

The General Meeting has granted the abovementioned authorization in the 2014 EGM, which authorization was effective as of, and for a period of eighteen months from, the date of the IPO. In Dutch corporate practice, an annual renewal of the authorization is customary.

It is now proposed to authorize the Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company at the date of the AGM plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company at the date of the AGM, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between nil and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ or, as the case may be, Euronext Paris (such average market price being the average of the closing prices on each of the 10 consecutive trading days on the relevant market preceding the second day prior to the date the acquisition is agreed upon by the Company), for a period of eighteen (18) months with effect from the AGM, provided however that such price does not exceed the price of purchases as provided under Rule 10b-18 under the Securities Exchange Act of 1934, as amended. In the case of private purchases, the average of the closing prices on each of the 10 consecutive trading days on the Company’s principal trading venue within the meaning of Article 16 of Regulation (EU) No 236/2012 and the rules promulgated thereunder, shall apply.

This proposed authorization is without prejudice to the authorization granted by the General Meeting in the 2014 EGM.

Agenda item 13:                                                    Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares (voting item)

Under Article 6 of the Articles of Association and Dutch law, the General Meeting may delegate to the Board the authority to resolve upon the issuance of ordinary shares and special voting shares and to grant rights to subscribe for such shares. Such delegation shall only be valid for a specified period of not more than five (5) years and may from time to time be extended by the General Meeting with a period of not more than five (5) years.

The General Meeting has delegated the authority to resolve upon the issuance of ordinary shares and special voting shares and to grant rights to subscribe for such shares, in the 2014 EGM, which delegation was effective as of, and for a period of five (5) years from, the date of the IPO. In Dutch corporate practice, an annual renewal of the authorization is customary.

It is now proposed to delegate to the Board the authority to resolve on the issuance of ordinary shares and special voting shares up to the maximum number allowed to be issued under the Company’s authorized share capital as stipulated in the Articles of Association from time to time, and to grant rights to subscribe for such ordinary shares and special voting shares up to such maximum number, for a period of five (5) years with effect from the AGM, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

This proposed delegation is without prejudice to the delegation granted by the General Meeting in the 2014 EGM.

Agenda item 14:                                                    Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares (voting item)

Under Article 7 of the Articles of Association and Dutch law, the General Meeting may delegate to the Board the authority to limit or exclude the pre-emption rights in respect of any issue of ordinary shares or granting of rights to subscribe for such ordinary shares.

The General Meeting has delegated the authority to limit or exclude the pre-emption rights in respect of any issue of ordinary shares or granting of rights to subscribe for such ordinary shares, in the 2014 EGM, which delegation was effective as of the date of the IPO. In Dutch corporate practice, an annual renewal of the authorization is customary.

It is now proposed to delegate to the Board the authority to limit or exclude the pre-emption rights in respect of any issue of ordinary shares or granting of rights to subscribe for such ordinary shares, for a period of five (5) years, with effect from the AGM.

The Board of Directors

April 8, 2015